SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 8

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 34,597,360 shares
	8	SHARED OR NO VOTING POWER 27,939,000 shares (Shared) 7,615,168 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 42,212,528 shares
	10	SHARED DISPOSITIVE POWER 27,939,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,151,528* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%
14		TYPE OF REPORTING PERSON IA

* This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013, as amended by Amendment No. 1 filed on February 12, 2013, Amendment No. 2 filed on March 5, 2013, Amendment No. 3 filed on March 15, 2013, Amendment No. 4 filed on May 10, 2013, Amendment No. 5 filed on May 13, 2013, Amendment No. 6 filed on May 16, 2013, and Amendment No. 7 filed on June 18, 2013 (the “Schedule 13D”), which relates to the common stock, par value $0.01 (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The respective investment advisory clients of Southeastern used approximately $1,050,354,439.00 in the aggregate to purchase the Securities reported in the Schedule 13D. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the thirteenth paragraph thereof:

On July 1, 2013, Southeastern, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership and the other parties thereto entered into a fee letter (the “SAM Fee Letter”).  Pursuant to the SAM Fee Letter, Southeastern has agreed to pay, from its own funds and not from the funds of its clients, success fees to certain parties which have made financing commitments to facilitate a potential Dell self tender offer for approximately 1.1 billion shares of its common stock at $14 per share. A copy of the SAM Fee Letter is incorporated by reference and attached hereto as Schedule XI.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 70,151,528 shares of the common stock of the Issuer, constituting approximately 4.0% of the 1,756,073,637 shares outstanding.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of June 6, 2013 by the Issuer in its Form 10-Q, filed with the Securities and Exchange Commission on June 12, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	34,597,360		2.0%
Shared:	27,939,000	*	1.6%
None:	7,615,168		0.4%

Total	70,151,528	**	4.0%

*Consists of shares owned by Longleaf Partners Fund.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

**Does not include 352,500 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:	42,212,528		2.4%
Shared:	27,939,000	*	1.6%
None:	0		0.0%

Total	70,151,528	**	4.0%

*Consists of shares owned by Longleaf Partners Fund.  This amount excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 352,500 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Southeastern has agreed to act in concert with High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the “Icahn Parties”) solely for the purposes of promoting the transactions and proposals contained in the Stock Purchase Agreement, the Side Letter, and the May 9 Letter, including pursuing a superior proposal in connection with the proposed management buyout transaction, urging shareholders to vote against the proposed management buyout transaction, the joint solicitation for proxies for the 2013 Annual Meeting and the joint solicitation of proxies for the Special Meeting.  Based on the foregoing, the Icahn Parties and Southeastern have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and may be deemed to beneficially own 222,630,178 shares of the common stock of the Issuer, constituting approximately 12.7% of the 1,756,073,637 shares outstanding.  However, Southeastern expressly disclaims beneficial ownership of the 152,478,650 Securities beneficially owned by the Icahn Parties and their related affiliates. Southeastern, in accordance with its fiduciary duties, also expressly retains the sole voting and investment power of the Securities it beneficially owns. The Icahn Parties and their related affiliates have filed a separate Schedule 13D with respect to their interests.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.  Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past 60 days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the third paragraph thereof:

On July 1, 2013, Southeastern entered into the SAM Fee Letter.  A copy of the SAM Fee Letter is incorporated by reference and attached hereto as Schedule XI.

Item 7.	Material to be Filed as an Exhibit

Item 7 is hereby amended and supplemented by adding the following immediately after the tenth paragraph thereof:

Schedule XI.  SAM Fee Letter, dated July 1, 2013.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2013

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of July 2, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Schedule II of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE II
Transactions in the Last Sixty Days

Transaction Type	Date	# of Shares		Price Per Share	*

Sale	5/17/2013	95,100		$ 13.41
Sale	5/20/2013	1,900		$ 13.40
Sale	5/20/2013	13,750		$ 13.40
Sale	5/20/2013	22,250		$ 13.40
Sale	5/20/2013	16,000		$ 13.40
Sale	5/20/2013	8,000		$ 13.40
Sale	5/20/2013	7,000		$ 13.40
Sale	5/20/2013	6,000		$ 13.40
Sale	5/20/2013	5,000		$ 13.40
Sale	5/20/2013	3,380		$ 13.40
Sale	5/20/2013	17,000		$ 13.40
Sale	5/20/2013	2,120		$ 13.40
Sale	5/28/2013	4,000		$ 13.36
Sale	5/28/2013	5,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	13,000		$ 13.36
Sale	5/28/2013	3,000		$ 13.36
Sale	5/28/2013	227,400		$ 13.36
Sale	6/10/2013	284,902		$ 13.43
Sale	6/12/2013	282,200		$ 13.37
Sale	6/18/2013	71,657,828	†	$ 13.52
Sale	6/20/2013	183,200		$ 13.35
Sale	6/20/2013	17,500		$ 13.36
Sale	6/21/2013	32,300		$ 13.35
Sale	6/24/2013	500		$ 13.31
Sale	6/24/2013	1,000		$ 13.31
Sale	6/24/2013	5,000		$ 13.31
Sale	6/24/2013	1,000		$ 13.31
Sale	6/24/2013	23,000		$ 13.31
Sale	6/25/2013	80,600		$ 13.42
Sale	6/26/2013	127,400		$ 13.42
Sale	7/1/2013	117,100		$ 13.32

Sales by Southeastern at the direction of a client in the ordinary course of business on NASDAQ or through Electronic Communication Networks (ECNs).

In addition to the above transactions, on May 17, 2013, May 30, 2013, and July 1, 2013, clients of Southeastern withdrawing assets removed 689,000, 1,122,000, and 917,700 shares, respectively, from Southeastern’s discretion.

Transaction Type	Date	# of Shares	Price Per Share

Exercise of Options**	5/15/2013	25,000,000	$ 7.00

* Net of commissions

**The exercise of these options did not alter Southeastern’s beneficial ownership of the underlying Securities as Southeastern had previously reported beneficial ownership of such Securities in the Schedule 13D.

† On June 18, 2013, Southeastern and the Icahn Buyer entered into the Stock Purchase Agreement, as more fully described in Item 4 and incorporated by reference hereto.

SCHEDULE XI

JEFFERIES FINANCE LLC 520 Madison Avenue New York, New York 10022	FS INVESTMENT CORPORATION FS INVESTMENT CORPORATION II 345 Park Avenue, 31st Floor New York, NY 10154	ICAHN PARTNERS LP ICAHN PARTNERS MASTER FUND LP ICAHN PARTNERS MASTER FUND II LP ICAHN PARTNERS MASTER FUND III LP HIGH RIVER LIMITED PARTNERSHIP 767 Fifth Avenue 47th Floor New York, NY 10153
MANULIFE FLOATING RATE INCOME FUND
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO
JHF II – STRATEGIC INCOME OPPORTUNITIES FUND
JOHN HANCOCK INCOME FUND (F/K/A JOHN HANCOCK STRATEGIC INCOME FUND)
JOHN HANCOCK VARIABLE INSURANCE TRUST STRATEGIC INCOME OPPORTUNITIES TRUST
MANULIFE STRATEGIC BALANCED YIELD FUND
MANULIFE STRATEGIC INCOME FUND
MANULIFE ASSET MANAGEMENT STRATEGIC INCOME POOLED FUND
MANULIFE INVESTMENTS TRUST - STRATEGIC INCOME FUND
MANULIFE GLOBAL FIXED INCOME PRIVATE TRUST
TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
KENTUCKY RETIREMENT SYSTEMS INSURANCE
KENTUCKY RETIREMENT SYSTEM PENSION
SYMMETRY GLOBAL BOND FUND
101 Huntington Avenue, 6th Floor
Boston, MA 02199

CONFIDENTIAL

July 1, 2013

SAM FEE LETTER

Southeastern Asset Management, Inc.
6410 Poplar Ave., Suite 900
Memphis, TN 38119

Attention: Andrew R. McCarroll, General Counsel

Re:	Project Denali

Ladies and Gentlemen:

We refer to the commitment letter dated the date hereof (a copy executed by us and attached hereto as Exhibit A and including the exhibits, schedules and annexes thereto, the “Commitment Letter”) among Jefferies Finance LLC (“Jefferies Finance”), FS Investment Corporation (“FS”), FS Investment Corporation II (“FS II”), Manulife Floating Rate Income Fund, Public Employees Retirement Association of New Mexico, JHF II – Strategic Income Opportunities Fund, John Hancock Income Fund (F/K/A/ John Hancock Strategic Income Fund), John Hancock Variable Insurance Trust Strategic Income Opportunities Trust, Manulife Strategic Balanced Yield Fund, Manulife Strategic Income Fund, Manulife Asset Management Strategic Income Pooled Fund, Manulife Investments Trust – Strategic Income Fund, Manulife Global Fixed Income Private Trust, Teachers’ Retirement System of the State of Illinois, Kentucky Retirement Systems Insurance, Kentucky Retirement System Pension and Symmetry Global Bond Fund (collectively, “MAM”), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, the “Icahn Funds” and, together with Jefferies Finance, FS, FS II and MAM, “we”, “us” or the “Commitment Letter Parties”), and Dell Inc. (the “Company”).  Terms used but not defined in this letter agreement (this “Fee Letter”) shall have the meanings assigned thereto in the Commitment Letter.

1.           Compensation.

a.           Successful Superior Proposal Fee.  As consideration for our commitments and agreements under the Commitment Letter executed by us, in the event that either (x) the Merger Agreement is terminated and in connection with such termination, the Company (or an affiliate thereof) enters into an agreement for a “Superior Proposal” (as defined in the Merger Agreement (as in effect on the date hereof)) that is consummated and which results in the aggregate consideration being paid in connection therewith at a price per share in excess of $13.65 or (y) the merger consideration paid pursuant to the Merger Agreement exceeds $13.65 per share (in either case, a “Successful Superior Proposal”), then you shall pay an aggregate fee (the “Successful Superior Proposal Fee”) to us in an amount equal to (i) 0.075 multiplied by (ii) the product of (I) the aggregate amount of Shares (as defined in the Merger Agreement) beneficially held by you as of the date hereof1 (which the parties acknowledge and agree is 70,151,528 shares) multiplied by (II) the difference of (a) the price per share at which the Successful Superior Proposal is consummated minus (b) $13.65 (the “Share Price Differential”); provided that in no case shall the Share Price Differential be less than zero.  The $13.65 and number of shares shall be equitably adjusted in the event of any stock split, stock dividend or similar event after the date hereof.  The Successful Superior Proposal Fee shall be earned and payable in full on the date on which a Successful Superior Proposal is consummated and the applicable consideration is paid.  Notwithstanding the foregoing, for the purposes of this Fee Letter, a Successful Superior Proposal shall not include the Tender Offer (to the extent that it would otherwise constitute a “Superior Proposal”) or another “Superior Proposal” that is sponsored and controlled by Icahn and/or SAM.

1 For the avoidance of doubt, the amount of any Initial Lender’s or Arranger’s Successful Superior Proposal Fee shall be solely based on the amount of such Initial Lender’s or Arranger’s Commitment under the Commitment Letter (as of the date hereof) in proportion to the aggregate Commitments of the Initial Lenders or Arrangers under the Commitment Letter (as of the date hereof), and if any Initial Lender or Arranger is not entitled to its portion of the Successful Superior Proposal Fee as provided herein, the amount of the Successful Superior Proposal Fee payable to those Initial Lenders and Arrangers entitled to the Successful Superior Proposal Fee shall not increase. For example, if you and your respective affiliates beneficially own 1 million shares and a Successful Superior Proposal is consummated with consideration of $16.00 per share, then the Share Price Differential would be $2.35, which multiplied by 1 million, equals $2,350,000. 0.075 multiplied by $2,350,000 equals $176,250. If each of Initial Lenders A, B, C, D and E have Commitments equal to 20% of the aggregate Commitments, then each such Initial Lender would be entitled to $35,250. However, if Initial Lenders A and B are not entitled to the Successful Superior Proposal Fee, then Initial Lenders C, D and E would still be entitled to $35,250 each, and such amounts payable to Initial Lenders C, D and E would not be increased as a result of Initial Lenders A and B not receiving any of the potential aggregate $176,250 Successful Superior Proposal Fee. In this example, the aggregate Successful Superior Proposal Fee payable by you would be $105,750.

2

The aggregate Successful Superior Proposal Fee referred to above shall be paid (i) 30.7692% to Jefferies Finance, (ii) 1.1538% to FS, (iii) 0.7692% to FS II, (iv) 1.5192% to MAM (collectively) and (v) 65.7885% to the Icahn Funds (collectively).

b.           Fee Nonrefundable.  All fees hereunder, once paid, are nonrefundable and not creditable against any other fee payable in connection with any Debt Financing Letter or otherwise.  All fees payable hereunder shall be payable in immediately available funds in U.S. dollars free and clear of and without deduction for any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (with appropriate gross-up for withholding taxes).  Without limiting the foregoing, your obligation to pay fees hereunder, or to cause such fees to be paid, shall be absolute and unconditional and shall not be subject to reduction by way of setoff or counterclaim or otherwise.

2.           Confidentiality.  This Fee Letter is delivered to you with the understanding that, prior to your acceptance hereof, neither this Fee Letter nor any of the terms or substance hereof may be disclosed to any third party without our prior written consent except (a) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof) and (b) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and only in connection with the Transactions.  After your acceptance hereof, this Fee Letter may be disclosed by you.

3.           Agreement Relating to Commitment Letter.  On the date hereof, each of the Commitment Letter Parties has executed a copy of the Commitment Letter as attached as Exhibit A hereto.  Each of the Commitment Letter Parties hereby agrees with you that between the date hereof and the Deadline, none of the Commitment Letter Parties will take any action to revoke, rescind or otherwise withdraw its agreements under the Commitment Letter, including that the Company has until the Deadline to execute and deliver the Commitment Letter to the Commitment Letter Parties.  We hereby agree that the Commitment Letter Parties’ agreements set forth in this Section 3 are material and in addition to all other rights and remedies, upon any breach of this Section 3 by any Commitment Letter Party, such breaching Commitment Letter Party’s right to the fees contemplated by Section 1 of this Fee Letter shall immediately terminate.

4.           Execution of the Commitment Letter.  Each of the Commitment Letter Parties hereby acknowledges that only the Company can agree to the Commitment Letter and that you shall have no obligations thereunder.

5.           Beneficial Ownership.  Except as set forth on Schedule A hereto, each of the Commitment Letter Parties hereby represents and warrants that, as of the date hereof, such Commitment Letter Party does not have any beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of shares of common stock of the Company.

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6.           Notices.  Notice given pursuant to any of the provisions of this Fee Letter shall be in writing and shall be mailed or delivered (a) if to you, at the address set forth above and (b) (i) if to Jefferies Finance, at its offices, at 520 Madison Avenue, New York, New York 10022, Attention:  General Counsel, (ii) if to FS or FS II, at their offices, at 345 Park Avenue, 31st Floor, New York, New York 10154, Attention: Brad Marshall and Angelia Perkovic, (iii) if to MAM, at its offices, at 101 Huntington Avenue, 6th Floor Boston, MA 02199, Attention: Jim Roth and Joseph Rizzo and (iv) if to the Icahn Funds, at their offices, at 767 Fifth Avenue, 47th Floor New York, New York 10153, Attention:  Keith Cozza.

7.           Counterparts.  This Fee Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.  Delivery of an executed signature page of this Fee Letter by facsimile or other electronic transmission shall be as effective as delivery of an originally-executed counterpart thereof.

8.           Assignment.  You may not assign any of your rights, or be relieved of any of your obligations, under this Fee Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without consent, at our sole option, shall be null and void).  Any and all obligations of, and services to be provided by, us hereunder may be performed and any and all of our rights hereunder may be exercised by or through any of our affiliates or branches.

9.           Third Party Beneficiaries.  This Fee Letter has been and is made solely for the benefit of you, us and our affiliates, and your, our and their respective successors and assigns, and nothing in this Fee Letter, express or implied, is intended to confer or does confer on any other person or entity any rights or reason under or by reason of this Fee Letter or your or our agreements contained herein.

10.           Survival.  This Fee Letter shall survive the expiration or termination of the Commitment Letter.

11.           Choice of Law;  Jurisdiction; Waivers.  This Fee Letter, and any claim, controversy or dispute arising under or related to this Fee Letter (whether based upon contract, tort or otherwise), shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of interest principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law).  To the fullest extent permitted by applicable law, you and we hereby irrevocably submit to the exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York of the Borough of Manhattan in respect of any claim, suit, action or proceeding arising out of or relating to the provisions hereof and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding may be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above.  You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding (whether based upon contract, tort or otherwise) arising out of or relating to this Fee Letter or any of the other transactions contemplated hereby.  The provisions of this Section 11 are intended to be effective upon the execution of this Fee Letter without any further action by you, and the introduction of a true copy of this Fee Letter into evidence shall be conclusive and final evidence as to such matters.

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12.           Headings.  The section headings in this Fee Letter have been inserted as a matter of convenience of reference, are not part of this Fee Letter and shall not affect the interpretation of this Fee Letter.

13.           Amendment; Waiver.  This Fee Letter may not be modified or amended except in a writing duly executed by you and us.  No waiver by any party of any breach of, or any provision of, this Fee Letter shall be deemed a waiver of any similar or any other breach or provision of this Fee Letter at the same or any prior or subsequent time.  To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Fee Letter and the breach or provision being waived.

[Remainder of page intentionally blank]

5

Very truly yours,

JEFFERIES FINANCE LLC

By:	/s/ E. Joseph Hess
	Name:	E. Joseph Hess
	Title:	Managing Director

FS INVESTMENT CORPORATION By: GSO/Blackstone Debt Funds Management LLC as Sub-Adviser

By:	/s/ Daniel H. Smith
	Name:	Daniel H. Smith
	Title:	Authorized Signatory

FS INVESTMENT CORPORATION II By: GSO/Blackstone Debt Funds Management LLC as Sub-Adviser

By:	/s/ Daniel H. Smith
	Name:	Daniel H. Smith
	Title:	Authorized Signatory

MANULIFE ASSET MANAGEMENT,
on behalf of:
Manulife Floating Rate Income Fund
Public Employees Retirement Association of New Mexico
JHF II – Strategic Income Opportunities Fund
John Hancock Income Fund (F/K/A John Hancock Strategic Income Fund)
John Hancock Variable Insurance Trust Strategic Income Opportunities Trust
Manulife Strategic Balanced Yield Fund
Manulife Strategic Income Fund
Manulife Asset Management Strategic Income Pooled Fund
Manulife Investments Trust – Strategic Income Fund
Manulife Global Fixed Income Private Trust
Teacher’s Retirement System of the State of Illinois
Kentucky Retirement Systems Insurance
Kentucky Retirement System Pension
Symmetry Global Bond Fund

By:	/s/ Edward A. Myers
	Name:	Edward A. Myers
	Title:	Director

ICAHN PARTNERS LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Operating Officer

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Operating Officer

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Operating Officer

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Chief Operating Officer

HIGH RIVER LIMITED PARTNERSHIP By: Hopper Investments LLC, its general partner By: Barberry Corp., its sole member

By:	/s/ Keith Cozza
	Name:	Keith Cozza
	Title:	Secretary: Treasurer

Accepted and agreed to as of the
date first above written:

SOUTHEASTERN ASSET MANAGEMENT, INC.

By:	/s/ Andrew R. McCarroll
	Name:	Andrew R. McCarroll
	Title:	General Counsel